
slø
not
fast
fashion.

INVEST IN **SLØ - NOT FAST FASHION**

Reinventing Denim - Made to Order in 500 sizes, Personalized, Sustainable, and built to last

slojeans.co Dover, DE

Ecommerce | Consumer Goods | Fashion | Sustainability

Highlights

1. 🫱 EXPERIENCE- slø raised $300k on Wefunder from 1100+ Investors

2. ❤️ SALES - $1,100,000+ in sales in the first 14 months.

3. ✨ Unique denim experience, 10 layers of customization, and 1m+ possible combinations.

4. 🤙 POWERED BY - 700,000 suggestions from the community. We are a community built from the ground up.

5. ✨ SEEN ON - 35m Views, 8m Likes, 1m Followers on TikTok with $0 Adspend

6. 🥵 EXPANDING - The only thing that has held us back has been reliable manufacturing- Not anymore!

7. LIFE CHANGING - Investing in the local community, our people, and their families will change lives.

8. SPEED - By 2025 we will be able to produce your made to order jeans within 14 days.

Featured Investor



Samuel Gray

Invested $5,000 ⓘ

Follow

"I'm excited to endorse Slø as a Lead Investor. With my background in fashion and media, I see immense potential for Slø to pioneer sustainable fashion. Their commitment to made-to-order denim, ethical production, and tech advancements, along with a strong leadership team leveraging social media, positions them at the industry's forefront. I'm confident in their mission and eagerly anticipate their success. Join me in supporting Slø's path towards a sustainable future."

Our Team



Kristian Hansen Founder & CEO

1m+ followers on Social Media, 30m + Views, 150+ cities visited, $300k raised on Wefunder. Generated over $1m in organic sales via personal TikTok page. Award-winning entrepreneur and former pro athlete.



Abhi Chaudhuri Co-founder & CTO

2x Founder - Graduate Computer Engineering from McGill University



Zeena Mawlawi Director Communications

Pentalinguial World Traveler, McGill Psychology Graduate, and former high net worth event coordinator with a passion for fashion and sustainability.

Mustafa Kati Head of Production - Turkey

Managed 7+ million pairs of jeans per year as a lead merchandiser at one of Turkey's largest denim producers. 30+ years of experience in Denim



Daniel Goodrich General Counsel

Digital-forward corporate startup attorney. Recovering New Yorker. Daniel is the Founder & CEO of @VirtualCounsel™, the original 24/7 monthly subscription legal solution for startups.



Ralph De Lisle COO

2x Founder and the newest edition to the C-Suite. Ralph is a Cambridge Graduate with extensive experience in consumer products and brands. At slø he will be tackling our new operations system as we expand to new markets.

---

more than a clothing brand

more than a clothing brand

If you have any questions and would like to speak to one of our founders we would absolutely love to hear from you.

You can e-mail us at abhi@slojeans.co or kristian@slojeans.co and we'll get back to you ASAP

Thank you for your consideration in our project, and for your interest in changing this industry from the ground up!



slø
not fast fashion.
WEFUNDER
Reinventing Denim - Made to Order in 500+ sizes, Personalized, Sustainable, and built to last
the world's most popular clothing item like never before - delivered to your door for $99/pair
slø

so...how did we get here?

so...how did we get here?

Once upon a time, a man named Kristian accidentally bought a pair of $7 women's jeans at a thrift store. Perplexed by the lack of pockets, he made a TikTok video to his 67 followers, "Ladies of the world, where are your pockets?! he said.

Thousands of frustrated women rushed to the comments to confirm the problem, and at that moment the slø fashion revolution was born.


This is an apology to all of the women in the world
Kristian
More data

547k views,
30k followers gained

slø

but that was only the tip of the iceberg...

Kristian started making more and more videos asking people for their opinions...

"tell me whats wrong with your jeans?"
"tell me what's wrong with your closet?"
"tell me what you think is wrong with fashion?"


12:35
Don't be shy, show us the jeans
Standard bottle of wine
393.3K
@kristianfrommntn · 2021-4-22
2.2M views, 11.7K shares
More data

over 700,000 form submissions 25m views, and 300k followers later...

slø

there was a glaring gap in the market, with no solution in sight.

so we decided we'd build it.

slø

we launched a WeFunder campaign and raised a $293,000 pre-seed round

slø

since then we've had some growth

our first 18 months

$1.1m	13,500	$0	39%
revenue generated	units sold	ad-spend	returning customer rate

750k	100k	121k
followers gained on TikTok	followers gained on Instagram	"waitlisted" on our e-mail list

100% organic growth powered by one personal TikTok account, with one of the most loyal communities on the internet

slø

and we made some key discoveries...

allow me to explain...

the $1 trillion fashion industry has three massive problems.

problem #1

millions of consumers do not fit into standard size sets

standard size sets.

fast fashion size sets are inaccurate, antiquated, limited, and mentally damaging + do not serve the majority of the market.

average fast fashion jeans size set



9 sizes, all the same ratio/shape.

our SizeYou V2 size set (active)



sizeYOU v2 = 440 sizes = 22 waist sizes in 2 unique shapes in 10 lengths

our SizeYou V3 size set (Sept Launch)



sizeYOU v3 = 624 sizes = 23 waist sizes in 2 shapes in 13 lengths (+3 leg options)

problem #2

mass manufacturing = mass standardization

mass manufacturing leads to a tremendous amount of waste, exploitative labor practices, and a boring standardized product that doesn't fit, isn't what you really want, and (probably) ends up in a land fill

this leads to



92 million tonnes of textile waste/year disposed to landfils



return rates above 40% due to mass standardization



79 trillion litres of water used annually in production processes

and over 100 other damaging statistics...

the current fast fashion system

mass produce ⟶ hope it sells

mass produce

mass standardized goods as cheap as possible with little to no regard for the planet or human rights

hope it sells

hundreds of thousands of garments are put in stores around the world, with millions going unsold

the slow fashion system

product is ordered → product is delivered

product is ordered

a selection of products are made available in a substantially larger size set, and not produced until an order is placed

product is delivered

the product is consciously delivered to the client, to their specifications, preferences, and sizing.

personalized, purposeful, and waste free

slø

the slow fashion system

made to order (No waste Products) + perfect fit (very low returns) + quality materials (long lasting garments)

+ ethical manufacturing (zero exploitation supply chain) = sustainability (a modern model)

problem #3

fashion manufacturing is broken, antiquated, and relies on massive amounts of manual labor

amounts of manual labor

Kristian and the team visited over 50 manufacturing facilities in 10 different countries and discovered the foundation of manufacturing is still done on pen and paper and relies on thousands of underpaid people to make it work.

slø

so we built our own factory..







slø

to offer a new kind of experience

putting you in the design studio to build your perfect product

slø

choose your cut

step #1



boot cut
straight
taper
skinny
flare
90s
mom
jogger
cargo
baloon

---

always ready, always in stock, ready to build

customers begin their slow fashion experience by selecting their cut, this provides the base of the design and acts as a starting point for their customizations. We currently have six always-in-stock cuts in our "always open" model, and plan to expand this to ten.

slø

choose your fabric

step #2



origin: Japan
99% Cotton 1% EL
3x Certified
Kurabo Selvedge
stretch:
softness
durability
origin: Turkey
100% Cotton
5x Certified
ISKO
stretch:
softness
durability
origin: Italy
98% Cotton 2% EL
BCI Certified
Candiani
stretch:
softness
durability
origin: India
95% CT 4% EL
7x Certified
Anubha
stretch:
softness
durability

---

the fabric is the heart of the garment, and drastically changes the experience

stretch? no stretch? thick and durable? lightweight and breathable? It's completely in your control.

we have access to thousands of varieties of denim and can consistently offer new and innovative fabrics. Our goal is to educate the customer on their options, and build a community of people excited for new fabric options, and more sustainable alternatives.

slø

choose your wash

step #3



slø

choose your fabric

step #2


origin: Japan
99% Cotton 1% EL
3x Certified
Kurabo Selvedge
stretch:
softness
durability
origin: Turkey
100% Cotton
5x Certified
ISKO
stretch:
softness
durability
origin: Italy
98% Cotton 2% EL
BCI Certified
Candiani
stretch:
softness
durability
origin: India
95% CT 4% EL
7x Certified
Anubha
stretch:
softness
durability

---

the fabric is the heart of the garment, and drastically changes the experience

stretch? no stretch? thick and durable? lightweight and breathable? It's completely in your control.

we have access to thousands of varieties of denim and can consistently offer new and innovative fabrics. Our goal is to educate the customer on their options, and build a community of people excited for new fabric options, and more sustainable alternatives.

slø

choose your wash

step #3



make the selection themselves

selections easily as they move through the process

slø

choose your button color from 10+ selections

finishing touches

finishing touches
step #5




the slø fashion company
100% organic/recycled cotton canvas
your name lasered on a small piece of 100% recycled material
Jenkins Starman
*this leather is sustainably sourced from leather scrap material from shoe factories, it was destined for a landfill, but instead the pieces are bound together to give it a new purpose

endless personalization potential

your name, your button color, and your back patch selection, we can endlessly offer additional offerings to the finishing stage.

each selection makes the jeans more and more unique, providing the most personal experience in fashion

slø

we call it Groovy Labs

a purpose built factory for slow fashion production

current capacity 3500 units/month

capacity post raise: 10,000 units/month

powered by MERLIN AI our proprietary factory OMS enabling first of it's kind scale

every product is tracked by QR. Sending the customer 12-15 updates through the manufacturing process

carbon neutral, every scrap is recycled, and every product made to order

allows us to offer over 1,000,000 potential variants, delivered in less than 30 days

built in the heart of Istanbul's garment district and supporting the community around us

slø

merlin by slø

and we built an AI-powered operating system to run it...

they told us we would need 40 people

they told us we would need 40 people
to run the facility, with our software
we do it with only 14

merlin

An AI-powered OMS (order management system) that provides deep insights for factory optimization, real-time end-to-end transparency, and complete traceability for the end consumer.

Curating data so powerful we can predict the future of fashion, like looking into a crystal ball...

merlin
by slø

they told us we would need 40 people
to run the facility, with our software
we do it with only 14

merlin

An AI-powered OMS (order management system) that provides deep insights for factory optimization, real-time end-to-end transparency, and complete traceability for the end consumer.

transparency, and complete traceability for the end consumer.

Curating data so powerful we can predict the future of fashion, like looking into a crystal ball...

slø

Disco

our sizing system

On first orders, we collect 3D measurements, or the customer submits their own measurements, which are then fed into our Disco AI Sizing tool.

These measurements are then matched to the perfect size in our library of hundreds of sizing options.

your size is saved to your profile and will be automatically used on future orders (feature to be launched in September 24)

Customer's measurements Info

Success 06/22/23, 9:48 PM

Volumetric

Bust girth	37 in	Under bust girth	33.1 in
Upper chest girth	36.4 in	Overarm girth	45 in
Waist girth	33.9 in	Upper hip girth	38.9 in
Hip girth	41.4 in	Middle waist	34.8 in
Lower waist	36.5 in	Upper-arm girth	11.6 in
Upper bicep girth	11.1 in	Knee girth	15.5 in
Ankle girth	9.9 in	Wrist girth	6.4 in
Calf girth	14.9 in	Thigh girth	23 in
Thigh 1 inch below the crotch	24.6 in	Mid - thigh girth	18.6 in
Neck base girth	13.7 in	Abdomen girth	39.8 in
Armscye girth	16.2 in	Neck girth	13.1 in



an example of a 3DLook Scan

we then use this data to automatically match measurements to the perfect size, leading to lower returns, more satisfied customers, and a longer-lasting garment

slø

then we produce your jeans

tracking your garment stage by stage

merlin

what we track

- End to End Production Data at every stage
- Logistics + Import/Export +inventory
- raw material consumption + stock
- customer demographic + preferences
- product information + trends
- return + exchange statistics

merlin

how we track data

- NFC tags are placed on every item in production
- Tags are scanned at each stage of production for real time tracking
- post purchase customer interaction with QR/NFC
- Logistics data is saved for each order and profiled for improvements

slø

the result?

slow fashion at scale...

slø

made-to-order = unlimited options, zero waste

high quality, affordable, and personalized jeans, fit to the customer. and available at scale

personalized clothing, made to order, enabled by automation and AI, leads to substantially lower return rates, near zero waste, worker empowerment, ironically higher margins, and returning customers.

slø

how's it working so far?

there's plenty of room for improvement, but so far so good...

traction

what our customers say



M. Pickman
3 reviews · AT
I've been following this company since day one
4 days a[go]
I've been following this company since day one and am very impressed at what they've achieved thus far! I've bought a pair of jeans from the very first launch and now from the first launch in the new factory. The rise in quality is amazing! Jeans a very soft and stretchy, really comfortable! Measuring and finding the right fit took a while but was very worth it! Shipping was also very quick (for the circumstances) and without any problems! Hope the jeans last as long as promised :)
Date of experience: February 15, 2024

Sarah
4 reviews · US
My boyfriend stole my jeans
Feb 9, 2024
It's like they were made just for me (they were). The cotton feels really sturdy when compared to previous pairs of jeans I got elsewhere. My glowing endorsement always comes back to this one fact my boyfriend stole my jeans.
Date of experience: February 08, 2024

Chantal
2 reviews · CA
The fit is great
Feb 2, 2024
The fit is great. I always have an issue with fitting the thighs and then being too big around the waist. These jeans are perfect I love the material. It does start off a little stiff but the more you wear them, the more they soften and are super comfy. Those of us without the "thigh gap" understand the struggles and the reinforced inner thigh is a genius move. They are so worth the wait!

Anonymous
3 reviews · US
5 days ago
Buy Them!!!
Oh my goodness!! The fit is immaculate! I've never had a pair of jeans fit so well. They feel very nice. They don't hinder any part of my leg. Like some jeans make it hard to walk but these feel smooth! Honestly the smile on my face when I put these on and the pockets...the pockets made everything just come together! I also love the personal detail of having my name in my pants! It makes them feel so unique!
Date of experience: February 07, 2024

Adele S
1 review · US
Worth the wait
Feb 8, 202[4]
Great! They're SO comfortable. Like butter. Literally the most comfortable jeans I've ever owned. I ordered another pair the same day 😘😢 It took a while, but it was worth the wait
Date of experience: February 08, 2024

Linnaya Palinca
1 review · US
Stellar
Jan 30, 2024
I've been here since the beginning and slo has been so transparent and honest about what is happening on their end! They have been so quick to inform about delays and changes, as well as answering all our questions!
Their jeans feel AMAZING and I'm a forever customer!
Date of experience: January 30, 2024

Marcus Tavani
1 review · US
Feb 6, 2024
They have quickly become my favorite pair of jeans!
I really love the look and feel of them! They are extremely comfortable and look really clean and sharp. I really enjoy how soft they are and how they fit to my waist and legs. Super soft and feel really comfortable to wear. I like the look of them and of ho[w] the personalized things I picked out for the jeans work. I can tell that the fabric and production of these jeans are extremely high quality and am very happy with how turned out. They have easily become my favorite pair of jeans!
Date of experience: January 30, 2024

Sally W
3 reviews · GB
I bought jeans in the second wave
Feb 2, 2024
I bought jeans in the second wave, and they fit beautifully, with quality that I've only had in men's jeans before. The pockets are huge. Customer service is quick to reply and super helpful. The automated measurement app is really accurate.
Date of experience: February 02, 2024

Olteanu Maria
1 review · RO
The jeans women asked for
The product matched its online description to a T. The fabric is great, soft but durable, the sizing is perfect and the jeans fit like a glove. It took a tiny bit longer for the jeans to arrive than initially estimated but they sent me updates on each step of the process and shipping. Customer support answered my email fast and gave me all the information I asked for. All in all, a great company with great people and awesome products. Will purchase again.
Date of experience: January 29, 2024

traction

organic social media growth

~$1.5m

generated in free marketing through our organic content

3.5m

projected followers 2024

43m

organic views

8.5m

organic likes

1m

folllowers gained

driving ~$1m USD in sales year one with $0 Adspend



This is an apology to all of the women in the world
Standard bottle of wine

we have one of the strongest communities on the internet



slø

a triple revenue model

3 income channels - maximising our reach and keeping customers coming back for more

"always open"
our core offerings

over 1,000,000 standing options available to build

- flexible capacity
  scale = easier production
- 10,000+ choices
  max personalization
- $99/pair
  + customizations
- predictable
  & efficient

limited edition launch
two launches / month

keeping the collection fresh with trending items

- 1000 pieces
  limited edition
- design flexibility
  test trends and offerings
- $99/pair
  still made to order
- 2 launches/month
  keeping things fresh

retailer integrations
tap into global online reach


slø

a win-win for everybody involved

- flat rate comission
  eliminates their need to hold stock and flatlines our CAC
- localized and exclusive
  different styles for different markets
- same system, same factory
  still made to order

slø

how is it sustainable?

let's dive deeper

"always open"
our core offerings

over 1,000,000 standing options available to build

- flexible capacity
  scale = easier production
- 10,000+ choices
  max personalization
- $99/pair

limited edition launch
two launches / month

keeping the collection fresh with trending items

- 1000 pieces
  limited edition
- design flexibility
  test trends and offerings
- $99/pair

retailer integrations
tap into global online reach


slø

a win-win for everybody involved

- flat rate comission
  eliminates their need to hold stock and flatlines our CAC
- localized and exclusive

+ customizations

predictable
& efficient

still made to order

2 launches/month
keeping things fresh

different styles for different markets

same system, same factory
still made to order

slø

how is it sustainable?

let's dive deeper

slø



#2: Material Selection

all of our fabrics are double or triple-certified and come from regenerative sources, sustainable fabric selection is at the core of our model.

bluesign® APPROVED

better cotton™

OEKO-TEX® CONFIDENCE IN TEXTILES STANDARD 100

we have just formed an agreement to use GoodEarth Cotton in all of our jeans starting in 2025 - (Australian regenerative cotton)

#3: fit = sustainability

slø

the average fast fashion size set contains 8 sizes, this mass standardization leads to massive returns, garments fitting incorrectly (which lowers the longevity of the product), and poor sell through rates. very few returned products are ever resold and end up in landfills

We offer over 400 sizes in order to ensure a perfect fit, and minimize costly returns



industry average return rate (denim) = 44%

leading cause = size related returns

our return rate = 4.8%

through our first 13,000 pairs delivered

#4: longevity = sustainability

currently in fashion

36%	69%	10
Decrease in the lifespan of a fast fashion garment in the past 15 years"	of all clothing on the market is produced using synthesized materials	average amount of wears of a fast fashion product before being unwearable
https://earth.org/statistics-about-fast-fashion-waste/	https://dailytitan.com/opinion/synthetic-fabrics-are-all-style-no-sustainability/	https://www.theissuemagazine.ca/articles/making-your-clothes-last-longer#:

by prioritizing longevity through our material selection, fit, production quality, and better care instructions, we can extend the lifespan of clothing by hundreds of wears, thus leading to a significantly cleaner fashion industry, and substantially less waste

#5: accessibility = sustainability

slø



~$180



~$230



$99

average cost of "sustainable jeans"	average cost of "tailored jeans"	pair of slø jeans, sustainably made, perfect fit

we believe that if people can't afford your solution, then you're not a sustainable option. We price as competitively against fast fashion as possible to allow for consumers to access sustainable choices at an accessible entry point

slø

a lean team ready for growth

our goal was to build our foundation with a small but mighty team and prepare for growth

slø



Kristian Hansen
CEO/Founder

3x founder + 900k social media followers, the mind behind the brand.



Ralph de Lisle
Chief of Staff

Seasoned CPG entrepreneur. 2x Founder. Cambridge graduate. Veteran in corporate strategy & M&A



Zeena Mawlawi
Creative director

Speaks 5 languages, McGill Psychology graduate, creative and fashion oriented direction



Abhimukth Chaudhuri
Co-founder/COO

McGill Computer Engineer, Hackathon Champion, sizing



Mustafa Kati
Head of Production

former head of production for one of Turkey's largest denim manufacturers responsible for



Piyush Tejura
Advisor and Mentor

35+ years of Denim Experience building brands

algorithm afficienado

10m pairs of jeans per year
25+ years production
experience

like Tommy Hilfiger, Michael
Kors, and dozens more from
the ground up

slø

the year ahead

it's going to be a big one



slø

expansion into India

1,000,000,000 consumers crave better size sets, options, and customizations.

supported by one of the biggest distributors in the world

timeline: Fall 2024

slø

Groovy Labs II

a second manufacturing facility in India to serve India, the Middle East, and China and diversify our manufacturing options while derisking our model further

timeline: Fall 2024





slø

groovy media

expanding our media offerings and producing 100x of our existing output, better, higher quality content to spread the revolution far and wide

timeline: summer 2024

slø



non denims

our first non denim products will launch this upcoming fall, expanding our sizing solutions into new categories like office wear

timeline: Fall 2024



slø

projections

(not guaranteed)

slø

$3-5m	~50k	6 months
revenue generated	**units sold in 2024**	**to overall profitability**
(variability due to TBD closing date for	*(variability due to TBD closing date for*	*inclusive of new factory build*

retail deal in India)

retail deal in India)

slø

the market



$118B
Global Denim Market 2030
$70B
US, Europe & India
Denim Market 2030
$70M-$100M
slø
est. market share
by 2030

The global denim jeans market size was worth <u>USD 70.71 billion</u> in 2021, set to expand to over <u>USD 100+ billion</u> at a compound annual growth rate (CAGR) of 6.2% from 2022 to 2030.

jeans are by far the most popular clothing item on Earth, with over 12 local markets valued at over USD $1b



fashion industry
creator brand
advanced data
artificial intelligence
slø

vision for the future

what we're building

slø isn't just a fashion brand.

we're a manufacturing innovator.

we're building AI in places other's are not.

we're a data aggregator.

and we're harnessing the power of the creator economy

to change the way people experience fashion.

slø

what is this round supporting?

this is a bridge round

slø

bridge round

our goal with this round is to raise $124,000 to support our expansion into India, and the further expansion of our team and operations.

Our goal is to continue to be able to bootstrap our development without the need for large institutional funding rounds, making every dollar go as far as possible and staying lean while we solidify our fashion solution

timeline for next round: early 2025
target valuation: 25m SEED